82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Tue 27 Apr 2004 10:40:11 PM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos First Quarter 2004 Activities Report

Number of pages (incl. cover sheet): 12

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos
www.santos.com

28 April 2004

First quarter impacted by Moomba incident

Santos Limited today reported lower production, sales volumes and revenue for the opening quarter of 2004, principally attributable to the 1 January 2004 incident at Moomba.

Total production for the three months ended 31 March 2004 was 9.7 million barrels of oil equivalent (mmboe) compared with 13.0 mmboe in the previous corresponding period.

Sales volume was down from 13.6 mmboe to 10.0 mmboe while total sales revenue dropped to $256.4 million from the record quarterly revenue of $362.5 million in the first quarter of 2003.

The latest March quarter reflects a 2.9 mmboe negative impact of the 1 January 2004 incident at the Moomba plant in South Australia.

"These reduced March quarter results are in line with the Company's previous guidance to the market and, as expected, are due primarily to the impact of the Moomba plant incident," Santos' Managing Director Mr. John Ellice-Flint, said today.

"As has been well documented, our full-year production will be down in the current calendar year, including the effects of the Moomba setback.

"Despite the depressed quarterly figures, we remain confident of building annual production to record levels over the next few years," he said.

Since the end of the latest March quarter, full gas processing capacity has been achieved from the Moomba plant.

Further repair work remains on schedule to fully restore natural gas liquids production for the second half of July.

Mr Ellice-Flint said the Company continued to focus on developing its strong line-up of growth projects.

newsrelease

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Significant progress on growth projects during the March 2004 quarter included:

- The Bayu-Undan liquids project achieved the milestone of first lifting of condensate on 30 March.
- The Mutineer-Exeter oil field development (Santos 33.4%) where two major milestones were achieved; delivery of sub-sea wellheads into Dampier and commencement of conversion of the MT Airway into a Floating Production and Storage Off-take in Singapore.
- In the Casino gas field in the Otway Basin, the project proceeded to Front End Engineering and Design studies.
- The strategic marketing alliance with BP for the marketing of Santos' crude oil and natural gas liquids.

During the latest March quarter, Santos also announced an agreement with Sunov Petroleum to acquire Novus Petroleum's Indonesian and Cooper Basin assets, conditional on Sunov's current offer for Novus being successful.

Mr Ellice-Flint said Santos was working towards approval of three significant new growth projects in coming months, namely the development of the: -

- John Brookes gas field offshore WA
- Casino gas field offshore Victoria, and
- Oyong/Maleo gas fields offshore East Java

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Graeme Bethune
Santos Limited
(08) 8218 5157 / 0419 828 617

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

STOCK EXCHANGE ACTIVITIES REPORT FOR QUARTER ENDING 31 MARCH 2004.

(Unless otherwise indicated, all comparisons are made against 2003 first quarter)

1. SALES AND PRODUCTION

Total production for the first quarter of 2004 was 9.7 million barrels of oil equivalent (mmboe) compared with 13.0 mmboe in the previous corresponding period.

The main reason for the lower production was the incident at the Moomba gas plant in central Australia, with a decline of 2.9 mmboe directly attributable to the incident during the quarter. Estimated lost production in the first quarter directly attributable to the incident was 12.4 petajoules of sales gas, 0.1 million barrels of oil, 0.3 million barrels of condensate and 50,000 tonnes of LPG. Production outside of the Cooper Basin declined by 0.4 mmboe as lower gas and oil production occurred due to natural field decline and cyclones in Western Australia.

Santos has previously forecast that total annual production will decline by around 3.8 mmboe in the current calendar year due to the Moomba incident.

Total sales revenue for the first quarter was $256.4 million compared with $368.7 million in the previous corresponding quarter. The decline in sales revenue is largely due to the Moomba incident but was also adversely affected by the appreciation in the Australian dollar.

As previously advised, Santos and its joint venturers maintain business interruption and property damage insurance. The claim is progressing normally. The estimated 2004 financial impact, based on a 45 day waiting period for Business Interruption cover plus Property Damage, remains A$25 to A$30 million net profit after tax and A$35 to A$40 million of operating cash flow.

Sales Gas and Ethane

First quarter sales gas and ethane production fell from 53.3 PJ to 39.7 PJ. Cooper Basin production declined to 23.8 PJ (down 11.7 PJ) reflecting the impact of the Moomba incident and reduced gas demand from South Australian electricity generators. Onshore Otway Basin production decreased to 1.4 PJ (down 2.0 PJ) as the final stages of the accelerated production program exploited the identified reserves.

In line with the lower production, total sales volumes and revenue from sales gas and ethane for the first quarter fell, with sales volumes declining by 21% to 41.2 PJ and sales revenue down 21% from $164.4 million to $130.0 million.

During the quarter water was unexpectedly produced from the Baleen 3 well, the producing well in the Baleen field. Production targets and customer nominations are still being met from the Patricia 2 well, the producing well in the Patricia field. Technical work has indicated that it is most likely that a well work-over in the second half of the year will rectify the Baleen 3 well.

Crude Oil

Oil production during the March quarter decreased by 18% compared with the fourth quarter of 2003, due largely to lower Cooper Basin and Carnarvon Basin output. The Moomba incident resulted in Cooper Basin production declining by 0.1 million barrels. In the Carnarvon Basin, production from several fields was affected by two cyclones with the major production declines occurring in the Legendre field (decline of 18% or 0.1 million barrels to 0.4 million barrels) and the Stag oil field (down 23% or 0.2 million barrels to 0.7 million barrels). Stag production in the December quarter was increased due to the inclusion of 0.3 million barrels, or two quarters, of Globex share of production, following settlement of the Globex acquisition.

Sales volume for crude oil was 25% lower than in the fourth quarter of 2003 due to lower overall production and the timing of liftings. Sales revenue from oil decreased by 23%, from $126.9 million in the fourth quarter of 2003 to $97.6 million in the first quarter of 2004. The average realised oil price for the first quarter of 2004 was A$42.35 (US$30.98) per barrel after hedging, 2% higher than the 2003 fourth quarter of A$41.47 (US$30.06), although 15% below the A$50.13 (US$30.41) per barrel realised in the first quarter of 2003, due to the appreciation of the Australian dollar.

Condensate

Condensate production was 0.5 million barrels, 42% down on the 2003 first quarter mainly due to preferential production of leaner gas from Cooper Basin. This strategy was adopted in order to enable increased gas production during the repair of the Moomba Liquids Recovery Plant.

A key event during the quarter was the production of 35,900 barrels (Santos share) of condensate from Bayu-Undan.

Group condensate sales volumes decreased by 43% to 0.5 million barrels and revenues were 54% lower at $21.7 million due in part to a 20% fall in the realised price to A$45.19 from A$56.49 per barrel.

LPG

LPG production was impacted by the Moomba incident and fell 91% to 4,700 tonnes compared with the 2003 first quarter. Sales volumes were down 78% and sales revenue decreased by 83% to $7.1 million for the latest quarter.

2. EXPLORATION

Expenditure on exploration was $24.8 million in the first quarter of 2004. Santos spudded two wildcat wells during the quarter and completed the drilling of two wells spudded late in the fourth quarter of 2003. Three of the four wells encountered hydrocarbons.

First Quarter Exploration Activity

Well	Basin/Area	Target	Licence	Santos Interest (%)	Well Status
Jeruk 1	East Java, Indonesia	Oil/Gas	Sampang PSC	50.00	P&A
Torres 1	South Texas	Gas	West Mercedes Prospect	25.00	P&A
Hebe 1	Cooper/Eromanga SWQ	Gas	ATP 259 P	83.26	C&S G
Corsair 1	Cooper/Eromanga SWQ	Gas	ATP 259P	83.26	P&A

The Jeruk 1 well in Indonesia reached a total depth of 5,027 metres. An open hole drill stem test of the Kujung carbonate objective flowed oil and water emulsion (up to 80% water) at a rate of 4,700 barrels per day, 0.3 million cubic feet of gas per day and 470 barrels of water per day. The well was plugged and abandoned after failing to reach total planned depth of 5,250 metres due to mechanical failure, which did not allow evaluation of the lower section of the primary objective. Follow-up appraisal activity is being considered.

The Torres 1 well located in the Wilcox/Vicksburg/Frio trend in Texas, USA, encountered an encouraging gas column but was plugged and abandoned after well control problems prevented further deepening of the sidetrack well. The Torres 1A re-drill spudded on 17 April.

In the Cooper Basin two gas exploration wells were drilled during the quarter with one of the gas wells being cased and suspended as a future producer.

During the quarter a total of 1,666 kilometres of 2D and 123 square kilometres of 3D seismic was acquired.

Seismic Acquired

Permit	Area/Basin	Type	Km/Km^2
Nth Bali 1	East Java	2D	983
Blackhorse	East Texas	2D	450
Cougar	Texas State Waters	2D	233
PEL 114	Cooper Basin	3D	123

Forward Exploration Drilling Schedule:

The drill schedule for the remainder of 2004 is set out below:

During the first quarter significant progress was made in formalising future exploration with rigs contracted for the high impact wells in the third and fourth quarters of 2004. Santos is currently in negotiation with Transocean for the use of the semi-submersible rig, Jack Bates, to drill Amrit in the fourth quarter.

Well	Basin/Area	Target	Upside Resource Potential (mmboe) unrisked	Santos Interest	Expected Spud Date
Torres 1A	South Texas	Gas	4	25.00%	Drilling
Agung	East Java	Oil	551	100.0%	Third
Pohon	Kutei Basin (Popodi PSC)	Oil/Gas	220	20.0%	Third
Stilton	Cooper	Gas	9	60%	Third
Yangtse	Cooper	Gas	9	60%	Fourth
Ormuzd	Cooper	Gas	10	60%	Fourth
Cougar	Texas State Waters	Gas	71	45%	Fourth
Montegue	Cooper	Gas	8	60%	Fourth
Melville	Bonaparte	Gas	615	100%	Fourth
Callister	Otway	Gas/Oil	62	80%	Fourth
Woodbine	East Texas	Gas	8	30%	Fourth
Papalang	Kutei (Papalang PSC)	Oil	529	20%	Fourth
Raksasa	Kutei (Popodi PSC)	Oil	359	20%	Fourth
Amrit	Otway deep-water	Oil/Gas	730	33%	Fourth
Charlemagne	Carnarvon	Oil	52	33%	Fourth
Plasma 60	Cooper	Gas	8	60%	Fourth
Blackhorse	East Texas	Gas	36	45%	Fourth

3. DELINEATION AND DEVELOPMENT

Delineation and development expenditure was $146.3 million in the first quarter of 2004.

Delineation Activity

In the Carnarvon Basin, two wells were drilled near the Mutineer-Exeter field, Bounty 2 (WA 191 P Santos 33.4%) and sidetrack Bounty 3. Bounty 2 encountered oil within the secondary objective but subsequent appraisal by Bounty 3 demonstrated that the volumes are insufficient for commercial development at this stage. However this objective has potential in other structures adjacent to the field.

In the Cooper Basin, five oil wells were spudded during the quarter. Of the five wells drilled, 3 were cased and suspended, one plugged and abandoned and one well was completed as a water well. No gas delineation wells were spudded during the quarter and one gas well spudded in the fourth quarter of

2003 was plugged and abandoned. The Reg Sprigg 3 well drilled in March flowed oil at close to 3,000 barrels of oil per day from two separate zones and gas at 9 million standard cubic feet per day.

In the Wilcox/Vicksburg/Frio Trend of South Texas, the Remmers 8 (Santos 69.0%) well, was successfully drilled and fractured and is currently flowing at a rate of 1.5 million cubic feet per day (mmscf/d).

During the quarter Santos farmed out 16.666% of WA 264 P, which contains the Corowa discovery to Beach Petroleum, with Santos retaining 50% equity and Operatorship. A well is scheduled to be drilled late in the third quarter. If the well is successful and establishes a commercial field the development could be fast-tracked with the aim of first oil production in 2006.

Development Activity

The Mutineer-Exeter field development (Santos interest 33.4%) has maintained planned progress and at end of the first quarter of 2004 was approximately 30% complete and ahead of schedule. The first major milestone of the year was the delivery of all the sub-sea wellheads in Dampier and the mobilisation of the Drill Rig "Ocean Epoch" to allow the development drilling campaign to commence in February. The second major milestone was the arrival in the yard, on schedule, of the tanker MT Airway for Floating Production Storage Off-take (FPSO) conversion works.

Development drilling commenced in the field on the conclusion of the delineation wells Bounty 2 and 3. Progress on this drilling was hampered by cyclone activity during February and March. Fabrication and manufacturing of all sub-sea components and control systems are ahead of schedule in Europe and the USA and all components are about to enter a phase of testing and pre-commissioning prior to being delivered either to the FPSO conversion shipyard for integration on the vessel, or to the offshore field for installation later in the year. The field development plan and associated production licence application has been formally accepted by the Department of Industry and Resources and an offer of licences WA 26 L (Mutineer field) and WA 27 L (Exeter field) has been given. First production remains on schedule for mid-2005.

In the Timor Sea work continued on the Bayu-Undan liquids project (Santos interest 10.6%). The milestones of first condensate production and the first condensate lifting occurred on 12 February and 30 March respectively. The next milestones are to commence with gas re-injection late April and ramp up to full production towards the end of the third quarter. Work continues on the well designs for gas production and gas re-injection to improve well productivity, increase 2004 production and reduce project costs. During the quarter the first injection well was successfully perforated ready for injection.

Site activities for the Darwin Liquefied Natural Gas (LNG) plant continued, including major concrete pours for the LNG Tank and compressor foundations.

The Bayu-Undan to Darwin pipeline continues to plan with some 37,400 joints of pipe manufactured and tested, and approximately 23,000 joints having been coated.

In eastern Queensland five Scotia wells successfully completed in 2003 were bought on line during the quarter.

In the Cooper Basin, five gas development wells were drilled. All were cased and suspended as future gas producers and five other wells were brought on line. During the quarter, four oil wells were brought on-line.

In the Otway Basin construction of the Minerva gas plant and facilities continued during the quarter with the offshore flow-line installation completed. In February the Casino gas project joint venture approved environmental impact and Front End Engineering Design studies to enable the accelerated development of the project.

In East Java commercialisation of the Oyong oil and gas and Maleo gas projects continued. In January a Heads of Agreement between the Madura PSC participants and PT Perusahaan Gas Negara, Indonesia's state-owned gas distributor, was signed for the sale of the entire gas reserves of the Maleo field.

4. BUSINESS DEVELOPMENT

Acquisitions/Divestments

During the quarter Santos entered into an agreement with Sunov Petroleum Pty Ltd (Sunov) to acquire Novus Petroleum's Indonesian and Cooper Basin assets conditional on the success of Sunov's offer for Novus. Subsequent to the quarter end the Sunov offer had been extended to 20 May.

5. MOOMBA INCIDENT

After the gas release and subsequent fire in the Moomba Liquids Recovery Plant on 1 January 2004, Santos has been working via a staged process to bring supply of gas back to levels normal for this time of year. Stage 4 of the program, achieving full sales gas production capacity of around 630 TJ/d was completed ahead of schedule in late March. Plans for full reinstatement of natural gas liquids production are currently underway with Stage 5 expected to reach 65% of natural gas liquids production and 85% of ethane production in the first half of May and Stage 6 to be at 100% of normal production for the second half of July.

6. HEDGING

The table below details the hedge position as at 31 March 2004.

FORWARD HEDGING - As at 31 March 2004		
	2004	2005 & Beyond
Petroleum Liquids		
Swaps (Mmbbls) - Tapis	2.329	-
Avg. price US$/bbl	28.71	-
Currency		
Amount – US$ million	41	182
Avg. Exch. Rate – AUD/US$	0.6159	0.6120

2004 First Quarter Activities Report	Quarter Ended		
	2004	2003	2003
	March	Dec	March
Sales Gas and Ethane (PJ)			
Cooper Basin	23.8	37.3	35.5
Surat/Denison	3.6	3.4	3.8
Amadeus	2.8	3.0	2.9
Otway	1.4	0.8	3.4
Gippsland- Patricia Baleen	0.7	0.6	0.0
East Spar	5.1	4.1	4.9
USA	2.3	2.6	2.8
Total Production	**39.7**	**51.8**	**53.3**
Total Sales Volume	**41.2**	**52.9**	**52.4**
Total Sales Revenue ($m)	**130.0**	**166.7**	**164.4**
Crude Oil (000's bbls)			
Cooper Basin	599.0	740.9	618.7
Surat/Denison	18.3	19.0	20.5
Amadeus	60.3	69.3	68.3
Elang/Kakatua	69.0	101.0	112.3
Jabiru/Challis	52.0	57.5	63.9
Legendre	413.3	503.4	560.6
Thevenard	148.8	172.3	186.8
Barrow	213.6	220.7	239.5
Stag	652.0	843.7	607.2
Airle	0.0	0.0	0.0
SE Gobe	78.1	86.0	103.0
USA	53.0	53.1	44.8
Total Production	**2357.4**	**2866.9**	**2625.6**
Oil price (Avg $A/bbl)	**42.35**	**41.47**	**50.13**
Total Sales Volume	**2304.4**	**3060.3**	**2304.2**
Total Sales Revenue ($m)	**97.6**	**126.9**	**115.5**
Condensate (000's bbls)			
Cooper Basin	161.0	527.4	513.3
Surat/Denison	2.0	1.2	1.0
Bayu-Undan	35.9	0.0	0.0
Otway	9.3	9.4	25.0
East Spar	241.6	196.5	241.4
USA	7.3	11.3	3.8
Total Production	**457.1**	**745.8**	**784.5**
Total Sales Volume	**480.2**	**934.2**	**840.8**
Total Sales Revenue ($m)	**21.7**	**41.0**	**47.5**
LPG (000 t)			
Cooper Basin	4.7	57.8	54.5
Surat/Denison	0.0	0.0	0.0
Total Production	**4.7**	**57.8**	**54.5**
Total Sales Volume	**15.4**	**71.1**	**68.9**
Total Sales Revenue ($m)	**7.1**	**27.9**	**41.3**
TOTAL			
Production (mmboe)	**9.7**	**13.0**	**13.0**
Sales Volume (mmboe)	**10.0**	**13.6**	**12.7**
Sales Revenue ($Am)	**256.4**	**362.5**	**368.7**

2004 First Quarter Activities Report			
	Quarter Ended		
	2004	2003	2003
	March	Dec	March
Exploration			
Australia	10.9	30.9	10.2
Overseas	13.9	23.4	12.5
Delineation			
Australia	13.5	22.9	7.5
Overseas	3.2	10.0	0.1
Development (1)			
Australia	125.1	141.4	90.4
Overseas	4.5	8.2	9.3
Total Explor & Dev Exp	**171.1**	**236.8**	**130.0**
(1) Includes construction and fixed assets expenditure			
ABBREVIATIONS			
PJ	= petajoules		
bbls	= barrels		
t	= tonnes		
boe	= barrels of oil equivalent		
mmboe	= million barrels of oil equivalent		
P&A	= plugged and abandoned		
P&S	= plugged and suspended		
C&S	= cased and suspended		
btu	= British Thermal units		
CONVERSIONS			
Sales Gas & Ethane, 1 PJ:	= 171.937 boe x 10^3		
Crude Oil, 1 barrel:	= 1 boe		
Condensate (Naphtha), 1 barrel:	= 0.935 boe		
LPG, 1 tonne:	= 8.458 boe		

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 29 Apr 2004 02:10:23 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 29th April 2004

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 29th April 2004

Wildcat Exploration Wells

Torres 1A

Type	Gas Exploration	
Location	Texas, USA West Mercedes Prospect, Hidalgo County.	
Status at 0600hrs 28/04/04 (Houston Time)	Drilling ahead. The current depth is 2228m with 1459m progress for the week.	
Planned Total Depth	4175m	
Interest	Santos Group	25.0% WI
Operator	Suemaur E & P	

Enquiries:

Graeme Bethune
Investor Relations
Ph: 08 8218 5157
Mobile: 0419 828 617
Fax: 08 8218 5429

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 29th April, 2004 Santos Limited also participated in 6 delineation and 16 development wells.
A complete list of Santos' drilling activity is available from www.santos.com